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                                  Filed by Alliance Bancorp of New England, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                          Subject Company: Alliance Bancorp of New England, Inc.
                                                   Commission File No. 001-13405

                                                            Date: March 18, 2004

              ALLIANCE BANCORP SHAREHOLDERS VOTE TO APPROVE MERGER
                           WITH NEW HAVEN SAVINGS BANK

VERNON, CT. March 18, 2004. At a Special Meeting held today, shareholders of Alliance Bancorp of New England, Inc., the holding company of Tolland Bank, voted to approve the merger with NewAlliance Bancshares, Inc. and its proposed subsidiary New Haven Savings Bank. The merger transaction was announced on July 15, 2003, and includes the merger of Alliance and Connecticut Bancshares, the holding company for the Savings Bank of Manchester, into NewAlliance Bancshares.

Alliance's CEO & President Joseph Rossi said, "We are pleased that our shareholders voted overwhelmingly in favor of the merger with New Haven Savings Bank. We believe the combined resources of New Haven Savings Bank and Tolland Bank will be a strong presence in the market."

NewAlliance Bancshares, Inc., the proposed bank holding company for New Haven Savings Bank is a newly formed Delaware Corporation that will own New Haven Savings Bank. The transaction is expected to close on or about April 1, 2004, subject to receipt of all regulatory approvals.

Upon completion of the merger transaction, the resulting bank will operate as NewAlliance Bank and is expected to have approximately 74 branches in Connecticut, $6.23 billion in assets, $3.75 billion in deposits and equity of approximately $1.41 billion.

Under the terms of the merger transaction approved by Alliance's shareholders today, each shareholder of Alliance can elect to receive for each share of Alliance common stock either 2.5 shares of NewAlliance Bancshares, Inc. common stock or $25 in cash. The offering for the common stock of NewAlliance Bancshares, Inc. concluded on March 11, 2004.

Alliance Bancorp of New England, Inc. (AMEX:ANE) is the bank holding company for Tolland Bank, a Connecticut-chartered savings bank with ten offices serving central and eastern Connecticut. Alliance builds community and shareholder value relying on its fundamental strengths of convenience, superior marketing, customer service, knowledge of its communities, and competitive products. (www.alliancebancorp.com and www.tollandbank.com)

Statements in this press release regarding Alliance Bancorp of New England, Inc.'s business that are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see "Forward-Looking Statements" in the Company's most recent Annual Report.
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ADDITIONAL INFORMATION
The proposed merger of Alliance Bancorp of New England, Inc. ("Alliance") and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank ("NewAlliance"), was approved by the stockholders of Alliance on March 18, 2004. NewAlliance has filed a registration statement, a proxy statement/prospectus and subsequent amendments as well as other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement, the proxy statement/prospectus, amendments and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the proxy statement/prospectus, as amended, as well as other filings containing information about Alliance and NewAlliance, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus, as amended, and the SEC filings incorporated by reference in the proxy statement/prospectus, as amended, can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus, as amended, regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words "believe," "expect," "anticipate," "estimate," "plan," "create," "utilize," "project" and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.